Seyfarth Shaw LLP

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April 12 2017

Joseph McCann

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Oxygen Therapy
Amendment No. 5 to Registration Statement on Form S-1
Filed , March 17, 2017
File No. 333-214306

Dear Mr. McCann:

This letter responds and addresses the comments of the reviewing Staff of the Commission in a comment later dated March 31, 2017 (the “Comment Letter”) relating to Amendment No. 5 to the Registration Statement on Form S-1 filed March 17, 2017 (the Registration Statement”) of Oxygen Therapy, Inc. (the “Company”).

The following responses address the comments of the reviewing Staff of the Commission as set forth in the Comment Letter. In order to facilitate your review of the Company’s responses, we have restated each of the Commission’s comments below in bold with the Company’s response to each comment following immediately thereafter. Capitalized terms used herein and not defined shall have the meaning ascribed to them in the Registration Statement. References to page numbers below refer to the page numbers in Amendment No. 6 to the Company’s Registration Statement on Form S-1 filed concurrently with this letter.

1.	Prospectus Cover Page

We acknowledge your response to comment 2. However, it does not appear that you have filed the information contained on your website. Accordingly, please revise to file this information. Alternatively, revise the cover page to remove the statement directing investors to your website for more information about your business operations.

The Company has revised the cover page to both the direct offering prospectus and for the resale prospectus to remove the reference to the website.

Joseph McCann

April 12, 2017

2.	Risk Factor, page 7

We acknowledge your response to comment 3. However, we do not see your revised disclosure concerning research and development expenses. Please revise to provide this information or advise.

The Company has revised the disclosure on page 7 to indicate that initial research and development expenses will be funded with the proceeds of the offering.

3.	Description of Property, page 37

We note that you have updated the disclosure on page 35 to indicate that you have changed your corporate headquarters. Please revise your disclosure, as applicable, to discuss this property, including any material leasehold arrangement. Refer to Item 102 of Regulation S-K.

The Company has updated the disclosure on page 37 to provide the requested information.

4.	Certain Relationships..., page 37

With reference to Exhibit 10.8, please revise your disclosure to discuss the nature of the services Mr. Stokelman will continue to provide and the financial terms currently proposed under the consulting arrangement.

The Company has revised the disclosure on page 37 to provide the requested information regarding Mr. Stokelman’s arrangements with the Company.

5.	Selling Stockholders, page 59

We note that you have reduced the amount of the secondary offering to cover 918,962 shares. However, the table in this section reflects 968,162 shares. Please reconcile your disclosures.

As discussed with the reviewing Staff of the Commission, we have removed the 49,200 shares transferred by Dr. Platt to various persons from the table in this section which reduces the number of shares listed in the table to 918,962 shares.

Joseph McCann

April 12, 2017

6.	Item 15. Recent Sales of Unregistered Securities

We note your response to prior comment 5 and revised Regulation S-K, Item 701 disclosure explaining the facts relied on for a Section 4(a)(2) exemption. Please tell us, and revise, as appropriate, to clarify how the facts disclosed in this section support the claimed exemption. In this regard, please tell us whether the lack of an agreement and the lack of cash consideration are sufficient to determine that a disposition of a security is not “for value.” Please provide any legal support for your position and consider, as appropriate, In the Matter of Universalscience.com, Inc. and Rene Perez, Securities Act Release No. 33-7879, (August 8, 2000). In addition, tell us, and revise your disclosure, as appropriate, to discuss the purpose of the transfers and the relationship between your chairman and the transferees.

We have revised the disclosure in Item 15 to state that there may have not been an applicable exemption from the securities laws for the transfer of shares by Dr. Platt. Consistent with our discussion with the reviewing staff of the Commission, we have also added a risk factor on page 22 with respect to the potential lack of an exemption.

7.	Item 15. Recent Sales of Unregistered Securities

We acknowledge your response to comment 6. However, we do not see the updated disclosure regarding the date the warrants were sold. Please update your disclosure to provide the date the warrants were sold.

The Company has revised the disclosure to indicate the date on which the warrants were sold.

8.	Exhibit 10.7

The form of subscription agreement appears to relate to an offering by a different company. Please advise.

The Company has filed a replacement Exhibit 10.7 as an exhibit to Amendment No. 6 reflecting the subscription agreement to be used by the Company in the offering.

The Company appreciates the Staff’s comments with respect to the above-referenced filing and would like to provide any assistance necessary for the Staff to expedite the review process. Comments or questions regarding this letter may be directed to the undersigned at (617) 946-4856, or by email to ddryer@seyfarth.com.

Very truly yours, Seyfarth Shaw LLP David E. Dryer